Exhibit 99.4
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Regency Oaks Apartments
200 Maltese Circle
Casselberry, Florida 32730

May 17, 2010
Mr. Derek McCandless
ConCap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Appraisal of Regency Oaks Apartments 200 Maltese Circle Casselberry, Florida 32730
Dear Mr. McCandless:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our February 17, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of April 26, 2010, the date the property was inspected by the appraiser. The report has been prepared for ConCap Equities, Inc. for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 20.00-acre site improved with a 343-unit garden-style apartment complex. The subject was originally developed in 1968, 1969 and 1973 and contains 339,191 square feet of rentable area. Additional site improvements include a freestanding clubhouse/recreation building, three pools with surrounding patio/deck areas, a playground, basketball/tennis courts, asphalt paved driveways and surface and covered parking areas, concrete walkways and landscaping. The complex, locally known as the Regency Oaks Apartments, is classified as a Class C apartment community by local market standards. The property is operating at stabilized occupancy and is in fair to average physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 26, 2010, is:
ELEVEN MILLION SEVEN HUNDRED THOUSAND DOLLARS
($11,700,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless	May 17, 2010
ConCap Equities, Inc.	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser
Florida State Certified General
Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills
Consulting Appraiser

Regency Oaks Apartments	April 17, 2010
Casselberry, Florida	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	vi

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	9
Property Identification	11
Sales History	11
Purpose and Scope of the Appraisal	11
Definition of Value	12
Property Rights Appraised	12
Intended Use and User of the Appraisal and Reporting	12
Exposure and Marketing Periods	12

PRESENTATION OF DATA
Regional and Area Analysis	14
Neighborhood Analysis	17
Site Analysis	20
Improvement Analysis	24
Real Estate Assessments and Taxes	30

MARKET ANALYSIS
Apartment Market Analysis	32
Market Rent Analysis	34

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	45
Valuation Process	47
Income Capitalization Approach	49
Sales Comparison Approach	58
Reconciliation and Final Value Conclusion	64

ADDENDA
Additional Subject Property Photographs
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM, Howard Klahr and Jackson L. Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
Jackson L. Aills made a personal inspection of the property that is the subject of this appraisal on April 26, 2010. Steven Goldberg, MAI and Howard Klahr did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
COGENT Realty Advisors, LLC

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Casselberry, Florida	Page iii
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G), Howard Klahr is certified to conduct business in the State of Florida as a State Certified General Real Estate Appraiser (RZ-2678) and Jackson L. Aills is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX- TX-1326637G).

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser
Florida State Certified General
Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills
Consulting Appraiser
COGENT Realty Advisors, LLC

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Interior view of typical unit
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REGIONAL MAP
COGENT Realty Advisors, LLC

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NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	April 26, 2010

Date of Inspection	April 26, 2010

Property Name	Regency Oaks Apartments

Property Address	200 Maltese Circle Casselberry, Florida 32730

Property Location	South side of Semoran Boulevard (SR 436), approximately 600 feet northwest of Wilshire Boulevard, in the City of Casselberry in the southernmost portion of Seminole County in Central Florida, approximately 10 miles north of the Orlando Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of April 26, 2010, free and clear of mortgage financing. The appraisal was prepared for ConCap Equities, Inc. to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 20.00± acres

Zoning	Medium Density Multifamily Residential Zoning District (RMF-13)

Improvements	A 343-unit apartment complex completed in 1968, 1969 and 1973 with 16 residential buildings and contains 339,191 square feet of rentable area. Additional site improvements include a freestanding clubhouse/recreation building, three pools with surrounding patio/deck areas, a playground, basketball/tennis courts, asphalt paved driveways and surface and covered parking areas, concrete walkways and landscaping. The complex, locally known as the Regency Oaks Apartments, is classified as a Class C apartment community by local market standards. The property is currently operating at stabilized occupancy and is in generally fair to average condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	20-21-30-300-001J-0000 and 20-21-30-300-001K-0000 (Seminole County Property Appraiser’s Office)

Total 2010 “Working” Assessed Value	$8,172,475 (2009 Certified $9,413,684)

Highest and Best Use As If Vacant As Improved	Multifamily residential development. Continued use of the existing improvements.
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VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$965,771
Cap Rate	8.25%
Capitalized Value	$11,700,000
Value per Unit	$34,111
Value per Sq Ft	$34.49

Sales Comparison	$12,000,000
Value per Unit	$35,000
Value per Sq Ft	$35.39

Cost Approach	N/A

APPRAISED VALUE	$11,700,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 20.00±-acre site improved with a 343-unit apartment complex known as Regency Oaks Apartments.

The physical address of the property is 200 Maltese Circle, Casselberry, Seminole County, Florida. It is noted that the subject also uses Fern Park as its city address. The subject property was originally located in Fern Park, an unincorporated area just south of Semoran Boulevard, but has since been annexed into the City of Casselberry.

The subject property is identified by the Seminole County Property Appraiser as Tax Parcel Numbers 20-21-30-300-001J-0000 and 20-21-30- 300-001K-0000.

Sales History of the Subject Property
According to public records, ownership of the subject property is vested in CCIP Regency Oaks LLC, c/o AIMCO/TTA MS 235. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal
The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.    Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale occurs as of a specified date.

2. An open and competitive market exists for the property interest appraised.

3. The buyer and seller are each acting prudently and knowledgably.

4. The price is not affected by undue stimulus.

5. The buyer and seller are typically motivated.

6. Both parties are acting in what they consider their best interest.

7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User
The intended user of this report is ConCap Equities, Inc. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open
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market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:

• The time a property remains on the market.

•    The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 8.03 months, up from 6.7 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
COGENT Realty Advisors, LLC

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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

The subject property is located within the Orlando-Kissimmee Metropolitan Statistical Area (MSA), which includes the four counties of Orange, Lake, Seminole and Osceola. The four county MSA covers approximately 3,872 square miles.

Orlando is situated approximately 150 miles south of the Florida/Georgia border, 45 miles west of the Atlantic Ocean Coast, 75 miles east of the Gulf of Mexico Coast, and 250 miles north of the Florida Keys at the southern tip of the state.

Relevant socioeconomic characteristics of the area include the following: population, income, employment, transportation, and quality of life issues.

Population	While the state has long been a popular retirement destination, Orlando is much less retirement-oriented than other metropolitan areas in Florida. According to the U.S Census Bureau, Orange County illustrated a 2009 population estimate of 1,109,559 while the Orlando-Kissimmee MSA illustrated a 2009 population of 2,124,270. Orange County, the State of Florida and the Orlando-Kissimmee MSA all experienced positive population growth from 2000 to 2009, which is estimated to continue through 2014. The Orlando-Kissimmee MSA illustrated the highest populating growth with a 29.17 percent increase from 2000 to 2009. The following table illustrates the population statistics for Orange County, the Orlando-Kissimmee MSA and the State of Florida from 2000 through 2014.
HISTORICAL POPULATION AND PROJECTIONS

				% Change	% Change
	2000	2009	2014	2000-2009	2009-2014
Orange County	896,344	1,109,559	1,218,639	23.78%	9.80%
Orlando-Kissimmee MSA	1,644,561	2,124,270	2,354,381 29	0.17%	10.80%
Florida	15,982,378	18,573,951	19,380,721	16.21%	4.34%

Source: Dermographicsnow.com

Economy	The Orlando MSA boasts several leading global and national employers. Although tourism has historically played a major role in the Orlando economy, telecommunications, biotechnology, and other high tech industries are rapidly growing segments of the local economy. This sector includes major employers such as Lockheed Martin, Sprint, AT&T Wireless, BellSouth, and Siemens along with the traditional tourism related employers of Walt Disney World, Universal Studios
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Florida, and Sea World of Florida. Major employers also include Florida Hospital and Orlando Regional Healthcare System.

The following table illustrates the Orlando- Kissimmee MSA historical employment trends.
ORLANDO, MSA EMPLOYMENT TRENDS

	Employment		Unemployment
Date	Total	% Change Year Ago	% Rate	Unit Change Year Ago
2005	971,929	5.5	3.5	-0.9
2006	1,017,772	4.7	3.1	-0.4
2007	1,052,364	3.4	3.8	0.6
2008	1,055,275	0.3	5.9	2.1
2009	1,001,296	-5.1	10.5	4.6
	Monthly Data
2010-Jan	971,742	-3.9	12.6	3.7
Feb	969,841	-3.7	12.6	3.3
Mar	983,217	-2.1	12.1	2.6

Source: U.S. Bureau of Labor Statistics

The unemployment rate in the Orlando-Kissimmee MSA has been generally similar to that of Florida State. This trend has continued through to present day. Beginning in 2008, as the national economy began to slip into a recession, the unemployment rates in Florida, as well as the Orlando-Kissimmee MSA, have exceeded the US national average rates.

Total employment stands at approximately 983,000 workers for the Orlando area. The subject’s MSA unemployment rate of 12.1 percent as of March 2010 was similar to the state unemployment rate and higher than the national unemployment rates of 12.0 and 10.3 percent, respectively. The majority of the MSA workforce is employed in the Leisure and Hospitality sector. Other major employment sectors include Trade, Transportation and Utilities.

The pace of layoffs continues to ease. In the first three months of 2010, employers shed 600 jobs, an improvement from the loss of 22,600 positions in the corresponding period last year. According to CB Richard Ellis, the Orlando region is forecast to gain more than 161,000 jobs over the next five years.

Transportation	The Orlando International Airport services the surrounding MSA and is located within Orange County. Major thoroughfares in the area include Interstate 4 which runs from Interstate 275 in Tampa to Interstate 95 in Daytona Beach. “Florida’s Highway” a north–south toll road services the area and runs 312 miles through 11 counties in the Florida peninsula.

Other major state roadways include U.S. 441, 17/92, 27 and 192. Toll roads include State Road 528, State Road 408 and State Road 417, a 100-
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mile beltway encircling Metro Orlando. The 12.5-mile Osceola Parkway links the international airport to major attractions and a half dozen regional arterial highways.

Conclusion	The employment sectors in the MSA are generally diverse. The largest employment sectors being Leisure and Hospitality, Trade, Transportation and Utilities; and Professional and Business Services. The declining workforce and escalating unemployment rates are indications of an economy faced with challenges.

Given the current national turmoil in the credit markets and the national economic recession, the challenges faced by the region are not atypical. The decrease in the workforce and the rise in unemployment in the region are largely attributed to the national economic condition. However, as much of the Orlando MSA economy is centered around tourism, the MSA’s recovery is expected to lag that of the nation.

Overall, the economic outlook for the region suggests modest declines for the near term, but positive growth over the longer term. Unemployment is on an upward trend and is forecast to increase over the near term, but given the area’s varied employment base, the long term perspective is positive. Even with a short-term downturn, total population is projected to increase slightly.

Based on this analysis, it is anticipated that Seminole County should fair better than many areas within the state and most parts of the country, but will nevertheless suffer some near term declines. Long term, the County should experience growth and increasing property values.
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NEIGHBORHOOD ANALYSIS

The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject property is situated south side of Semoran Boulevard (SR 436), approximately two miles east of US-19, in the City of Casselberry, a suburban community approximately 10 miles north of the Orlando Central Business District. The southernmost boundary of the City of Casselberry runs along Semoran Boulevard. The neighborhood of Fern Park is located south of Semoran Boulevard. Fern Park is an unincorporated area in Seminole County.

The subject’s neighborhood may be defined as the land area within the boundaries of US-92 to the west, Simenola Boulevard to the north, S. Winter Park Drive/Lake Howell Road to the east and Howell Branch to the south. The land uses within the defined neighborhood are complementary and best characterized as an established and mature residential district with supporting retail and commercial uses. The subject property is situated in the central sector of the defined neighborhood boundaries.

Land uses	The subject neighborhood consists primarily of mature and established detached single family residential developments. Commercial uses are situated primarily along the frontage of the arterial roadways and some secondary thoroughfares. Significant developments within the subject’s market area include the Red Bug Lake Park, the Willa Springs Village Shopping Center, the Casslleberry Exchange Shopping Center, the Winter Park Farmers Market and public library. Located within the area are numerous parks and lakes, the largest of which are Lake Howell, Lake Kathryn, and the Triplet Chain of Lakes.

The single-family component comprises approximately 50% of the neighborhood’s land use. The single family housing stock in the immediate area is of average to good quality and appears to have been built from the late 1960s through the early 1990s. The subject neighborhood is a mature area that has proven to be a desirable residential location as a result of its north-central location in the Orlando region and proximity to regional transportation routes, employment centers, community services and entertainment venues.

Multifamily housing comprises approximately 20% of the neighborhood’s land use. Competitive multifamily projects are situated
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throughout the subject neighborhood, primarily along the heavier traveled streets. Primarily developed in the 1970s through 1980s the quality and condition of the multifamily housing is considered average. Typical competitive developments consist of two-story garden-style buildings with average community and unit amenities.

Commercial uses consist primarily of retail strip shopping centers, commercial buildings, auto service and sales facilities and restaurants located along US 92 and Semoran Boulevard.

Access	Primary access to the subject neighborhood is provided by US 92, the main commercial corridor, and Semoran Boulevard (SR 436), the northwest portion of the Orlando area beltway. Semoran Boulevard is a six-lane, divided arterial roadway that traverses through the neighborhood in a northwest to southeast orientation. Interstate I-4 is approximately five miles to the west.

The Orlando International Airport is approximately 30 miles south of the neighborhood. The expanding Orlando Sanford International Airport is 15 miles to the northeast.

Schools/Community Services	The neighborhood is located within the Seminole County School District. Local schools include English Estates Elementary School, South Seminole Middle School and Lake Howell High School. Colleges nearby include Everglades University-Altamonte Springs, Valencia Community College, University of Central Florida-Casselberry and University of Florida — Apopka.

Community services in the neighborhood include police and fire protection provided by either Seminole County or the City of Orlando. All utility services are available in the neighborhood. Regional medical facilities are conveniently located throughout the Orlando metropolitan area and easily accessible from the subject’s neighborhood.

Demographics	Over the past 10-20 years, the population of the area has grown at a significant pace. According to the University of Florida, Bureau of Economic & Business Research, The 2009 population estimate for the City of Casselberry was 24,672. Family income throughout Seminole County ranks among the highest in Florida over the past few decades. The tax base grew from $ 774,000,000 in Fiscal Year 2000 to $ 1,326,200,000 in Fiscal Year 2010, an increase of over 71%. Despite the currently economic downturn, the City of Casselberry has continued a moderate but respectable growth pattern through new construction and annexations.

Conclusion	In summary, the subject neighborhood is a centrally located, stable and established residential area that offers good access to other parts of the county. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-
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producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	South side of Semoran Boulevard (SR 436), approximately 600 feet northwest of Wilshire Boulevard, in the City of Casselberry, a suburban community northeast of Orlando, Florida. The physical address of the property is 200 Maltese Circle, Casselberry, Florida.

Site Area	The total land area equates to 20.00± acres, or approximately 871,200 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the south side of Semoran Boulevard.

Accessibility/Visibility	Ingress and egress to the property is via access points onto Maltese Circle and Monarch Circle off of Semoran Boulevard. Maltese Circle and Monarch Circle are interior streets within the subject property. The buildings are at street grade and visible to passing traffic.

Topography	The site is generally level and on grade with the bounding streets and adjoining properties.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is not situated in a flood hazard area according to FEMA Map 12117C-0165F dated September 28, 2007.

Zoning	The subject site is currently zoned RMF-13, Medium Density Multifamily Residential Zoning District by the City of Casselberry. The RMF-13 zoning district is intended to accommodate multifamily residential development with a maximum density of 13 units per acre. Single-family dwellings, two-family and multifamily are permitted uses. Conditional uses, including various community facilities, are allowable only if approved by the City of Casselberry.

The current use of the site appears to constitute a legal conforming use of the property. However, a review of the complete text of the City of Casselberry zoning code, as well as other applicable ordinances and development regulations is recommended.
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Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

We were not provided with a recent survey for the subject development. Our inspection of the subject property did not reveal any apparent adverse encroachments based on solely on visual observations. An updated survey is recommended for final determination.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Improvements	There are 16 apartment buildings, a free-standing one-story building housing the on-site management/leasing office and exercise room, two outdoor in-ground pools, open asphalt paved surface parking areas and internal paved drives.

Conclusions	The site attributes are well suited for the existing development and use.
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FEMA MAP
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IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was reportedly originally constructed in 1968, 1969 and 1973 as a garden-style apartment complex. Ongoing maintenance and renovation has occurred over the years.

Layout & Configuration	The complex consists of a total of 343 apartment units within 31 two-story buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 339,191 square feet, which suggests an average unit size of 989 square feet.

The property contains 125 one-bedroom apartments, 180 two-bedroom apartments and 38 three-bedroom apartments. Additional improvements include a freestanding clubhouse/recreation building, three pools with surrounding patio/deck areas, a playground, basketball/tennis courts, asphalt paved driveways and surface and covered parking areas, concrete walkways and landscaping.

As of the date of inspection, on site management indicated a physical occupancy of 93%. There are three units utilized for property use; two model units and one unit utilized as the leasing office. The improvements were observed to be in fair to average physical condition.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area
1 Bedroom/1 Bath	32	589	18,848
1 Bedroom/1 Bath	85	719	61,115
1 Bedroom/1 Bath	8	914	7,312
2 Bedroom/1.5 Bath	112	984	110,208
2 Bedroom/2.5 Bath	48	1,061	50,928
2 Bedroom/2 Bath	8	1,200	9,600
2 Bedroom/2.5 Bath TH	12	1,800	21,600
3 Bedroom/2 Bath Loft	24	1,320	31,680
3 Bedroom/2.5 Bath TH	12	2,070	24,840
3 Bedroom/2 Bath	2	1,530	3,060
Totals/Averages	343	989	339,191

Source: Client provided rent roll data and floor plans; compiled by CRA

Floor Plans	As indicated, the property offers a variety of one, two and three-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

EXTERIOR
Structure	The foundations are reinforced concrete slabs, on grade. Upper story flooring is plywood decking over wood floor joists.

Exteriors	The buildings have brick and wood trim exteriors.
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Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height is approximately 8 feet.

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.

Roof	The buildings have a mix of pitched roof areas with composition shingle cover and flat decks with built-up covers and shingle mansards. The attic area provides ventilation and is not readily accessible to tenants.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and unit entry areas.

Kitchens	Typical appliance package consisting of a refrigerator/freezer, electric range with oven, dishwasher and garbage disposal. Cabinets are painted and/or stained wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

MECHANICAL SYSTEMS
HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an individual electric water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	The property does not have fire sprinklers, however, there are smoke detectors and pull stations. This is typical for this vintage property in the market.

Security	Each unit may be wired for security. Monitoring is at tenant’s expense.

ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.
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Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Recreational Amenities	Recreational amenities include gated entrance, three swimming pools, playground, basketball court, tennis court, barbecue area, surface and covered parking, car care center, clubhouse and laundry facilities.

FF&E
Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Average condition. Overall maintenance appears adequate.

Roof	Average condition. No roof leaks were reported.

Interiors	Average condition. Overall maintenance appears adequate.

Common Area Amenities	Average condition. Overall maintenance appears adequate.

Sidewalks & Paving	Fair to Average condition. Overall maintenance appears adequate with patching and repairs to areas of the site. Some pooling of water was observed during inspection.

Landscaping	Average condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit. However, the subject improvements were originally constructed prior to 1978 and therefore may comprise components that contain lead based paint and/or asbestos materials. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	Reportedly, there are three “down” units and the three “property use” units. Unit #200-05 and Unit #244-03 are model units. Unit #200-06 is the leasing office. Reportedly, two of the three down units will be back on line by the end of May 2010. The third is badly damaged by a negligent tenant who was evicted. The cost to bring the down unit into rentable condition is not material to the overall value of the property.

The Seminole County Property Appraiser records indicate that the subject improvements were originally constructed in 1968, 1969 and 1973. The overall physical condition is average with generally adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. Carpet and mechanical equipment in the individual
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units are updated and/or replaced on an as-needed basis. Most of the exterior air-conditioning condensing units were replaced within the recent past. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 40 years. As a result of on-going maintenance, the effective age is estimated to be slightly less than the actual age of the improvements. Upon completion of the scheduled repairs/renovations noted below, the effective age is estimated at approximately 30 years.

Capital Improvements	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas.

A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions is applicable.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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FLOOR PLANS
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REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Seminole County Property Appraiser by Tax Parcel Identification Numbers 20-21-30-300-001J-0000 and 20-21-30-300-001K-0000.

Overview	Real property taxes are based on multiplying the “Assessment”, which is 100% of the “Fair Market Value” (FMV) as determined by the Seminole County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized in July and prior to billing in September. Although payment is due without penalty by March 31 of the following year, discounts up to 4% are available by making payment in November which results in a decrease of 1% per month through February.

The assessor can use all three of the standard appraisal methods to establish an equitable FMV. Although a property’s assessment is not automatically changed upon sale, the sales price would be considered and included in the general market pricing trend during subsequent revaluations. The assessor has the authority to re-evaluate property annually.

The subject property is under the taxing jurisdiction of the City of Casselberry, Seminole County School District, Seminole County JWM, Seminole County General Fund and Seminole County Bonds.

Assessments	The subject’s total 2010 “Working Value” assessment of $ 8,172,475 represents a 13.2% decrease over the 2009 certified assessment of $9,413,684. It is noted that the 2010 Working Value is subject to change prior to mailing the 2010 Notice of Proposed Property Taxes in August 2010.

Comparable Assessments	Similar properties within the subject property’s immediate vicinity were surveyed to ascertain the reasonableness of the subject property’s current FMV assessment. The subject’s assessment is appropriately aligned with the assessments exhibited by the comparable properties.
TAX COMPARABLES

		Year	Assessed	Assessment
Property Name	Tax ID	Built	Units	Per Unit
Regency Oaks (Subject)	20-21-30-300-001J (K)-0000	1968 - 1973	343	$23,826
Charter Pointe	24-21-29-300-001A-0000	1972	312	$28,302
Magnolia Grove	20-21-30-300-001D-0000	1971	352	$23,579
Cypress Springs	20-21-30-300-001B-0000	1978	272	$25,600

Source: Seminole County Property Appraiser, compiled by CRA

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.
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Tax Rate	Tax rates have remained relatively stable reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline.

The Fiscal Year 2010 millage for the City of Casselberry is $5.45 per $1,000. This rate, when combined with all other taxing authorities in Seminole County, totals a property tax rate of $18.4888 per $1,000 of taxable real estate value. This rate is slightly lower than the 2009 rate of $18.6339 per $1,000.

Non-Ad Valorem
Assessments	In addition to the various taxing authorities who comprise the combined millage rate listed above, there are also non ad valorem assessments. The establishment of non ad valorem assessments is intended to ensure that low and no valued properties contribute toward various municipal and other government provided services. Currently, there are no Non-Ad Valorem assessments applicable to the subject property.

Real Estate Tax Projection	The value concluded for the property in this appraisal is considerably higher than the current assessment. As the definition of market value inherently considers the sale of the property at the concluded value and said value would be considered in the assessment process, the real estate tax calculation is predicated on an assessed value equivalent to the concluded market value estimate, less applicable costs of sale. The $11,600,000 market value conclusion reduced by a 15% cost of sale results in an estimated assessment of $9,860,000.

Tax rates are expected to remain relatively stable. Based on the estimated assessment of $9,860,000 and 2009 tax rate of $18.4888/$1,000, a gross ad valorem tax liability of $182,300 is derived. This amount is reduced by 4% to reflect the early payment discount, yielding the net tax liability of $175,008, or $175,000 rounded.
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APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Orlando area apartment market and the local submarket within which the subject property competes. The source of data available to the appraisers include Marcus & Millichap Research Services (First Quarter 2010) and CB Richard Ellis’ MarketView for Multi-Housing (January 2010).

Local Market Overview	Overall market conditions in the Orlando apartment sector remains soft, with vacancy rising and rents falling. Some positive trends have started to appear, although some impediments may clutter the path to a quick and uncomplicated recovery in property fundamentals. For one, declines in leisure and hospitality employment have weighed on the Class B/C segment, but tenant demand for Class A units has been resilient. Five of the metro’s 10 submarkets currently post Class A vacancy of less than 10 percent, though the lower rates may have been attained through the use of concessions, which could take a few quarters to burn off. Nonetheless, sales of distressed or foreclosed single-family homes may be sustaining a large pool of potential renters, providing momentum to the market’s upper tier heading into an eventual upswing in demand. Construction constitutes another positive trend as building activity slows and permitting sits at an extreme low. While a hiatus in rental construction may be regarded as a positive trend, a significant pipeline of stalled, planned projects and shadow stock in some submarkets represent potential concerns as a recovery progresses.

The follow table summarizes Orlando’s history trend and forecast.
ORLANDO ANNUAL HISTORY & FORECAST: 2000 — 2014

	Rentable	Rentable	Vacancy	Net Absorption	Rent Index	Rent
Year	Inventory (units)	Completions (Units)	Rate (%)	(units)	($/unit)	Inflation (%)

2000	127,085	11,262	5.5	10,708	716.1	2.3
2001	136,369	9,284	6.2	6,715	736.98	2.9
2002	143,681	7,312	7.3	5,454	733.51	-0.5
2003	150,402	6,721	7.8	6,329	733.91	0.1
2004	155,955	5,553	5.0	11,598	758.63	3.4
2005	161,755	5,800	2.8	7,164	811.91	7.0
2006	168,932	7,177	3.1	3,714	862.55	6.2
2007	175,533	6,601	5.3	4,988	852.01	-1.2
2008	181,566	6,033	8.1	-1,270	842.04	-1.2
2009	185,836	4,270	9.9	2,272	815.01	-3.2
Forecast
2010	186,589	753	8.9	4,282	811.02	-0.5
2011	186,902	313	6.9	3,705	828.34	2.1
2012	188,729	1,826	5.6	3,578	857.74	3.5
2013	192,478	3,749	5.1	4,116	890.86	3.9
2014	197,736	5,257	5.1	4,763	923.24	3.6

Source:	MPF Research, CB Richard Ellis, Inc., Data as of 3rd Quarter 2009

As indicated, the short-term forecast calls for overall improvement in vacancies and rental rate through 2011. Total net absorption is forecasted to be appositive 4,273 units, out-pacing supply during the same period. By year-end 2010, the annualized vacancy rate is expected to be 8.9%
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while rents are forecasted to decline to an average of $811.02 per unit per month compared to the current average market rent of $819.12 per unit.

For investors, the Orlando market continues to offer long-term potential for solid returns and asset appreciation, despite the near-term challenges. Projected growth in the prime renter cohort will elevate tenant demand, while an eventual stabilization of housing markets in the Midwest and Northeast will gradually restore typical relocation patterns to the Orlando area. Currently, however, soft fundamentals continue to weigh on NOIs, pushing down values and creating distress. Large investors have been active recently, targeting well-located properties with solid demand drivers. Out-of-state investors also continue to play a large role, accounting for 75% of the dollar volume of deals executed in the past year.

Rents, which have declined on a year-over-year basis for the last three years, appear to have stabilized, and are forecast to show significant improvement thereafter increasing 13.3% by 2014. Concessions remain prevalent in most submarkets, however they declined over the past two quarters. With no new supply in the pipeline and job growth expected again this year, Orlando seems poised for a strong recovery.

Submarket Analysis	The subject is located within the East Altamonte/Casselberry submarket which is one of 10 submarket areas defined by the Marcus & Millichap report. The East Altamonte/Casselberry submarket reported a vacancy rate of 7.4%, as of the 1st Quarter 2010, down from 8.7% from one year ago. Effective rental rates in the subject market had been on a declining trend over the past two years. The East Altamonte/Casselberry reported an average effective rental rate of $745 per unit at the end of the 1st Quarter 2010, down 4.2% from $778 for the same period 2009. Demand for both Class A and Class B/C units has improved in East Altamonte/Casselberry over the past year, pushing down overall vacancy. At 6.8% of asking rents, concessions in the submarket are the lowest in the entire market.

Overall, the factors attributed to the performance of properties within this submarket as compared to others within the region include a stable supply of existing units with no additional apartment projects on the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the subject. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population trends within the market into the foreseeable future.
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MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Average Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	32	589	18,848	$470	$0.80	$15,040
1 Bedroom/1 Bath	85	719	61,115	$516	$0.72	$43,860
1 Bedroom/1 Bath	8	914	7,312	$562	$0.61	$4,496
2 Bedroom/1.5 Bath	112	984	110,208	$611	$0.62	$68,432
2 Bedroom/2.5 Bath	48	1,061	50,928	$632	$0.60	$30,336
2 Bedroom/2 Bath	8	1,200	9,600	$668	$0.56	$5,344
2 Bedroom/2.5 Bath TH	12	1,800	21,600	$777	$0.43	$9,324
3 Bedroom/2 Bath Loft	24	1,320	31,680	$773	$0.59	$18,552
3 Bedroom/2.5 Bath TH	12	2,070	24,840	$1,102	$0.53	$13,224
3 Bedroom/2 Bath	2	1,530	3,060	$1,149	$0.75	$2,298
Totals/Averages	343	989	339,191	$615	$0.62	$210,906

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area. The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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COMPARABLE RENTAL MAP
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SUBJECT PROPERTY	Regency Oaks
200 Maltese Circle
Casselberry, Florida

Units	343

Year Built	1970

Occupancy	93%

Amenities	Electric kitchen appliances, walk-in closets, and mini-blinds. Complex amenities include on-site laundry, three outdoor pools, tennis and basketball courts and playground.

Concessions	Move in specials on selected units on an as needed basis.
RENTAL DATA

Type	Mix	Size	Total Area	Average Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	32	589	18,848	$470	$0.80	$15,040
1 Bedroom/1 Bath	85	719	61,115	$516	$0.72	$43,860
1 Bedroom/1 Bath	8	914	7,312	$562	$0.61	$4,496
2 Bedroom/1.5 Bath	112	984	110,208	$611	$0.62	$68,432
2 Bedroom/2.5 Bath	48	1,061	50,928	$632	$0.60	$30,336
2 Bedroom/2 Bath	8	1,200	9,600	$668	$0.56	$5,344
2 Bedroom/2.5 Bath TH	12	1,800	21,600	$777	$0.43	$9,324
3 Bedroom/2 Bath Loft	24	1,320	31,680	$773	$0.59	$18,552
3 Bedroom/2.5 Bath TH	12	2,070	24,840	$1,102	$0.53	$13,224
3 Bedroom/2 Bath	2	1,530	3,060	$1,149	$0.75	$2,298

Totals/Averages	343	989	339,191	$615	$0.62	$210,906
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COMPARABLE RENTAL 1	Castle Woods
1131 Castle Wood Terrace
Casselberry, Florida

Units	304

Year Built	1992

Occupancy	88%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include common laundry facilities, outdoor pool with surrounding patio/deck area, fitness center, volleyball/basketball courts and clubhouse.

Concessions	None reported.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	48	798	38,304	$593	$0.74	$28,464
2 Bedroom/2 Bath	136	1,003	136,408	$708	$0.71	$96,288
3 Bedroom	120	1,208	144,960	$809	$0.67	$97,080
Totals/Averages	304	1,052	319,672	$730	$0.69	$221,832

Comments	Property is located two miles northwest of the subject property.
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COMPARABLE RENTAL 2	Sandpiper
709 Sandpiper Lane
Casselberry, Florida

Units	196

Year Built	1974

Occupancy	86%

Amenities	Washer/dryer connections (some units), electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, access gates, pool and business center.

Concessions	None reported.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	82	560	45,920	$495	$0.88	$40,590
2/1.5 Townhome	18	1,024	18,432	$705	$0.69	$12,690
2 Bedroom/2 Bath	36	1,072	38,592	$705	$0.66	$25,380
2 Bedroom/2 Bath TH	26	1,146	29,796	$755	$0.66	$19,630
3 Bedroom/2 Bath	16	1,281	20,496	$835	$0.65	$13,360
3 Bedroom/2 Bath TH	18	1,315	23,670	$880	$0.67	$15,840
Totals/Averages	196	903	176,906	$650	$0.72	$127,490

Comments	Property is located approximately one mile northwest of the subject property.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 39

COMPARABLE RENTAL 3	Harbor at Lake Howell
1280 Vinings Lane
Casselberry, Florida

Units	408

Year Built	1990

Occupancy	94%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include common laundry facilities, outdoor pool with surrounding patio/deck area, fitness center and clubhouse.

Concessions	None
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	148	826	122,248	$728	$0.88	$107,744
2 Bedroom/2 Bath	176	1,140	200,640	$910	$0.80	$160,160
3 Bedroom/2 Bath	84	1,330	111,720	$936	$0.70	$78,624
Totals/Averages	408	1,065	434,608	$849	$0.80	$346,528

Comments	Property is located about one mile southeast of the subject property.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 40

COMPARABLE RENTAL 4	Cypress Springs
210 Welcome Way
Fern Park, Florida

Units	272

Year Built	1978

Occupancy	89%

Amenities	Washer/dryer connections in two-bedroom units, electric kitchen appliances, extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, basketball and tennis courts, pool and laundry facilities.

Concessions	One month free rent pro-rated over 12-month lease.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	96	560	53,760	$439	$0.78	$42,144
2 Bedroom/2 Bath	92	680	62,560	$525	$0.77	$48,300
2 Bedroom/2 Bath	84	1,200	100,800	$609	$0.51	$51,156
Totals/Averages	272	798	217,120	$521	$0.65	$141,600

Comments	Property is located approximately 1/2 mile south of the subject
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 41

COMPARABLE RENTAL 5	Newport Colony
1166 Pointe Newport
Casselberry, Florida

Units	476

Year Built	1990

Occupancy	94%

Amenities	Washer/dryer connections, electric kitchen appliances, extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, business center, access gates, pool with Jacuzzi, and laundry facilities.

Concessions	None reported.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	112	657	73,584	$670	$1.02	$75,040
1 Bedroom/1 Bath	132	832	109,824	$690	$0.83	$91,080
2 Bedroom/1 Bath	80	936	74,880	$760	$0.81	$60,800
2 Bedroom/2 Bath	88	1,022	89,936	$880	$0.86	$77,440
2 Bedroom/2 Bath TH	40	1,130	45,200	$980	$0.87	$39,200
3 Bedroom/2 Bath	24	1,266	30,384	$1,110	$0.88	$26,640
Totals/Averages	476	890	423,808	$778	$0.87	$370,200

Comments	Property is located one mile southeast of the subject property.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 42

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1974 and 1992. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers three (3) one bedroom floor plans that range in size from 589 to 914 square feet. The quoted average rental rate for these floor plans range from $470 to $562 per month, or $0.61 to $0.80 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	589	$470	$0.80	Subject
	719	$516	$0.72
	914	$562	$0.61

Castle Woods	798	$593	$0.74	Superior
Sandpiper	560	$495	$0.88	Similar
Harbor At Lake Howell	826	$728	$0.88	Superior
Cypress Springs	560	$439	$0.78	Similar
Newport Colony	657	$670	$1.02	Superior
	832	$690	$0.83

Subject Range	589 - 984	$470 - $611	$0.61 - $0.80
Comparable Range	560 - 832	$439 - $728	$0.74 - $1.02

The rents for comparable one bedroom floor plans range from $439 to $728 per unit per month or $0.74 to $1.02 per square foot. With the exception of Sandpiper, the comparable properties are newer than the subject property. As a result, these properties command higher rents. Further, two of the subject’s units are larger and skews the indicated rent on a per square foot basis toward the low end for the range. The subject’s quoted rent is appropriately aligned below the rents exhibited by the newer properties in the influencing area and within the range of rents commanded by properties of the same general vintage (Sandpiper). Review of market data indicates that the subject’s quoted rent structure is market oriented.

Two-Bedroom Units	The subject offers four (4) two-bedroom floor plans that range in size from 984 to 1,800 square feet. The average rents for these units range from $611 to $777 per unit per month or $0.43 to $0.62 per square foot. The comparable two-bedroom units range in size from 680 to 1,200 square feet and have monthly asking rents ranging from $525 to $980 or $0.51 to $0.87 per square foot.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 43
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	984	$611	$0.62	Subject
	1,061	$632	$0.60
	1,200	$668	$0.56
	1,800	$777	$0.43

Castle Woods	1,003	$708	$0.71	Superior
Sandpiper	1,024	$705	$0.69	Similar
	1,072	$705	$0.66
	1,146	$755	$0.66
Harbor At Lake Howell	1,140	$910	$0.80	Superior
Cypress Springs	680	$525	$0.77	Similar
	1,200	$609	$0.51
Newport Colony	936	$760	$0.81	Superior
	1,022	$880	$0.86
	1,130	$980	$0.87

Subject Range	984 - 1,800	$611 - $777	$0.43 - $0.62
Comparable Range	680 - 1,200	$525 - $980	$0.51 - $0.87

As indicated, the subject’s quoted rent structure is appropriately aligned with the low end of the range of rents commanded by comparable product in the market, most of which consist of newer properties. After adjusting for variances in unit size and physical attributes, the subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Three Bedroom Units	The subject property offers three (3) three bedroom floor plans that range in size from 1,320 to 2,070 square feet. The quoted average rental rate for these floor plans range from $773 to $1,149 per month, or $0.53 to $0.75 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
THREE -BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,320	$773	$0.59	Subject
	2,070	$1,102	$0.53	Subject
	1,530	$1,149	$0.75	Subject

Castle Woods	1,208	$809	$0.67	Superior
Harbor At Lake Howell	1,330	$936	$0.70	Superior
Newport Colony	1,266	$1,110	$0.88	Superior

Subject Range	1,320 - 2,070	$773 - $1,149	$0.53 - $0.75
Comparable Range	1,208 - 1,330	$809 - $1,110	$0.67 - $0.88

The rents for comparable three bedroom floor plans range from $809 to $1,110 per month or $0.67 to $0.88 per square foot. The comparable properties are newer than the subject property. As a result, these properties command higher rents. Further, two of the subject’s units are larger and skews the indicated rent on a per square foot basis toward the low end for the range. The subject’s quoted rent is appropriately aligned below the rents exhibited by the newer properties in the influencing area. Review of market data indicates that the subject’s quoted rent structure is market oriented

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 44
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	32	589	18,848	$470	$0.80	$15,040
1 Bedroom/1 Bath	85	719	61,115	$520	$0.72	$44,200
1 Bedroom/1 Bath	8	914	7,312	$560	$0.61	$4,480
2 Bedroom/1.5 Bath	112	984	110,208	$610	$0.62	$68,320
2 Bedroom/2.5 Bath	48	1,061	50,928	$630	$0.59	$30,240
2 Bedroom/2 Bath	8	1,200	9,600	$670	$0.56	$5,360
2 Bedroom/2.5 Bath TH	12	1,800	21,600	$780	$0.43	$9,360
3 Bedroom/2 Bath Loft	24	1,320	31,680	$775	$0.59	$18,600
3 Bedroom/2.5 Bath TH	12	2,070	24,840	$1,100	$0.53	$13,200
3 Bedroom/2 Bath	2	1,530	3,060	$1,150	$0.75	$2,300
Totals/Averages	343	989	339,191	$615	$0.62	$211,100
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 45

HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include a townhouse and single family residential development to the west, a religious facility and private school to the south, low rise commercial to the north and a post office facility to the east. All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of current economic conditions, all types of properties have realized decreasing occupancy and rent levels. The existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital in the currently constrained credit markets.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 46

evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex was built in 1968, 1969 and 1973 and is 93% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly a legal conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land and in consideration of current depressed conditions related to the condominium conversion market several projects have failed and are returning to rental properties.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 47

VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 48

approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity is down as a result of market conditions, our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 49

INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “ a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:
1.	Calculate potential gross income from all sources that a competent owner could legally generate.

2.	Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3.	Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4.	Develop an appropriate overall capitalization rate to apply to the net operating income.

5.	Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $211,100 per month or $2,533,200 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 0.5% in 2008 to a gain of 3.0% in 2007 of the gross rent potential. A gain to lease of 2.5% was achieved in 2009. Review of the current rent roll indicates that current rents in place are approximately 1.8% below the market rent estimated above. Based on the current rents in place and historical indicators, no allowance attributable to loss to lease is forecasted in the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Each of the properties surveyed as rent comparables offer some form of rent concession. The concessions consist of reduced rent or free rent over a portion of the lease term. As market fundamentals continue to improve, concessions will abate and effective rent levels will escalate to be more in line with asking rents. Much of the concessions
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 50

currently in place at the subject property are reflected in its reduced rent structure. Based on historical indications and the market rents estimated above, a minimal concession allowance of 1.0% of the gross rent potential is processed.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy however market fundamentals have weakened over the recent past. The subject maintains a market-oriented 93% occupancy level. The subject’s current vacancy of 7% is similar to the East Altamonte/Casselberry submarket vacancy rate of 7.4% and below the Orlando MSA’s vacancy of about 12.0%. The subject’s current 93% level of occupancy is aligned with the high end and within the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Castle Woods	1992	304	88%
Sandpiper	1974	196	86%
Harbor At Lake Howell	1990	408	94%
Cypress Springs	1978	272	89%
Newport Colony	1990	476	94%

Averages	1985	331	90%

Collection losses have been higher than typical over the past few years, ranging from 3.3% to 4.9% of gross rental income. However, collection losses exhibit a decreasing trend since 2007. A bad debt expense is budgeted at 1.0% for 2010. A combined vacancy and collection loss factor of 8.0% is forecasted in the valuation pro forma.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has been increasing over the past few years ranging from $581 per unit in 2007 to $665 per unit in 2009. The 2010 budget projects utility recovery to be $625 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $214,375 or $625 per unit.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $541 to $612 per unit or 5.9% to 7.6% of the gross potential income over the past few years. Other income is budgeted for 2010 at $730 per unit, or 9.7% of the gross potential income. Other income is projected at $650 per unit or 8.8% for the appraised fiscal year based on historical collections and the 2010 budget.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2007 through Year End 2009 as well as the 2010 Budget. Expenses for similar apartment properties in the
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 51

Seminole County area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
COGENT Realty Advisors, LLC

Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 52
RECONSTRUCTED OPERATING STATEMENTS — REGENCY OAKS
No. of Units          343

	2007			2008			2009			2010
	Actual	Per Unit	% of GPI	Actual	Per Unit	% of GPI	Actual	Per Unit	% of GPI	Budget	Per Unit	% of GPI

INCOME	—	—		—	—	—	—	—	—	—	—	—
Gross Rent Potential (Market Rent)	$3,156,342	$9,202	100.0%	$3,084,450	$8,993	100.0%	$2,781,624	$8,110	100.0%	$2,582,988	$7,531	100.0%
Loss to Lease	$94,881	$277	3.0%	$(16,099)	$(47)	-0.5%	$70,410	$205	2.5%	$0	$0	0.0%
Concessions	$(94,726)	$(276)	-3.0%	$(80,331)	$(234)	-2.6%	$(135,362)	$(395)	-4.9%	$0	$0	0.0%
Vacancy/Credit/Non-revenue Units	$(475,386)	$(1,386)	-15.1%	$(397,209)	$(1,158)	-12.9%	$(345,073)	$(1,006)	-12.4%	$(155,449)	$(453)	-6.0%

Net Rental Income (NRI)	$2,681,111	$7,817	84.9%	$2,590,811	$7,553	84.0%	$2,371,599	$6,914	85.3%	$2,427,539	$7,077	94.0%
Utility Reimbursement	$199,421	$581	6.3%	$214,189	$624	6.9%	$228,173	$665	8.2%	$214,312	$625	8.3%
Other Income	$185,493	$541	5.9%	$197,113	$575	6.4%	$210,028	$612	7.6%	$250,410	$730	9.7%

Total Property Income (EGI)	$3,066,025	$8,939	97.1%	$3,002,113	$8,753	97.3%	$2,809,800	$8,192	101.0%	$2,892,261	$8,432	112.0%

			% of EGI			% of EGI			% of EGI			% of EGI

EXPENSES
Payroll	$392,635	$1,145	12.8%	$391,056	$1,140	13.0%	$380,974	$1,111	13.6%	$414,445	$1,208	14.3%
Utilities	$292,017	$851	9.5%	$282,105	$822	9.4%	$303,930	$886	10.8%	$333,069	$971	11.5%
Maintenance & Repairs	$495,539	$1,445	16.2%	$405,101	$1,181	13.5%	$379,642	$1,107	13.5%	$321,757	$938	11.1%
Marketing	$109,461	$319	3.6%	$98,966	$289	3.3%	$95,266	$278	3.4%	$119,219	$348	4.1%
Administration/Office	$101,775	$297	3.3%	$104,413	$304	3.5%	$84,932	$248	3.0%	$81,931	$239	2.8%
Real Estate Taxes	$223,929	$653	7.3%	$237,293	$692	7.9%	$179,918	$525	6.4%	$178,036	$519	6.2%
Insurance	$189,273	$552	6.2%	$171,914	$501	5.7%	$140,347	$409	5.0%	$147,035	$429	5.1%
Management Fee	$220,204	$642	7.2%	$156,947	$458	5.2%	$158,625	$462	5.6%	$173,485	$506	6.0%
Reserves	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%

TOTAL EXPENSES	$2,024,833	$5,903	66.0%	$1,847,795	$5,387	61.5%	$1,723,634	$5,025	61.3%	$1,768,977	$5,157	61.2%

NET OPERATING INCOME	$1,041,192	$3,036	34.0%	$1,154,318	$3,365	38.5%	$1,086,166	$3,167	38.7%	$1,123,284	$3,275	38.8%
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 53

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,111 to $1,145 per unit over the past few years and is budgeted at $1,208 per unit for 2010. Based on the subject’s historical expense data, a salary and benefits expense of $1,150 per unit or $394,450 is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $822 to $886 per unit over the past few years. They are budgeted at $971 per unit for 2010. An amount of $900 per unit is projected and equates to $308,700 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $1,107 to $1,445 per unit over the past few years and are budget at $938 per unit for 2010. The repair/maintenance expense is estimated at $377,300, or $1,100 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property range from $278 to $319 per unit. The 2010 budget indicates an amount equal to $348 per unit. Based on historical data, marketing expenses are projected at $300 per unit or $102,900.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $248 to $304 per unit. An amount of $250 per unit or $85,750 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $175,000.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 54

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $409 to $552 per unit. The 2010 budget indicates an amount equal to $429 per unit. Insurance expenses are projected at $430 per unit or $147,490.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $102,900.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,763,856, or $5,142 per unit. The indicated operating expense ratio is 64.9% when including reserves and 61.1% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the Seminole County area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 55
VALUATION PRO FORMA

			Percent
	Total	Per Unit	% of GPI

INCOME
Gross Rent Potential (Market Rent)	$2,533,200	$7,385	100.0%
Loss to Lease	$0	$0	0.0%
Concessions	$(25,332)	$(74)	-1.0%
Vacancy/Credit/Non-revenue Units	$(202,656)	$(591)	-8.0%

Net Rental Income (NRI)	$2,305,212	$6,721	91.0%
Utility Reimbursement	$214,375	$625	8.5%
Other Income	$222,950	$650	8.8%

Total Property Income (EGI)	$2,742,537	$7,996	108.3%

			% of EGI

EXPENSES
Payroll	$394,450	$1,150	14.4%
Utilities	$308,700	$900	11.3%
Maintenance & Repairs	$377,300	$1,100	13.8%
Marketing	$102,900	$300	3.8%
Administration/Office	$85,750	$250	3.1%
Real Estate Taxes	$175,000	$510	6.4%
Insurance	$147,490	$430	5.4%
Management Fee	$82,276	$240	3.0%
Reserves	$102,900	$300	3.8%

TOTAL EXPENSES	$1,776,766	$5,180	64.8%

NET OPERATING INCOME	$965,771	$2,816	35.2%

CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.4% to 8.4% with an average and median of 7.8% and 8.1%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Cedar Creek	Riverfront	Chatham Harbor	Golden Oaks	Stonebrook
Date of Sale	4/20/2010	12/29/2009	12/18/2009	5/19/2009	4/29/2009
Year Built	1991	1997	1985	1993	1991
Cap Rate	8.4%	6.4%	8.2%	8.1%	8.2%

The sales transactions are relatively recent and the capitalization rates produced by these sales are indicative of current market conditions. The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in Seminole County. However the sale properties are newer, having been built between 1985 and 1997 versus the subject’s early 1970’s date of construction.

Given the subject’s early 1970’s date of construction in comparison to the newer sale properties, a capitalization rate aligned with the high end of the range of rates illustrated by the comparable data is considered reasonable. A rate in the range of approximately 8.0% to 8.5% would be considered reasonable for the subject property. A capitalization rate of 8.25% is concluded from a review of market data.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 56

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

	6.50% – 14.00%	Range
Internal Rate of Return	10.18%	Average
	5.00% – 11.00%	Range
Overall Capitalization Rate	7.85%	Average
	5.00% – 11.00%	Range
Terminal Capitalization Rate	8.01%	Average

Source: Korpacz Real Estate Investor Survey, 1st Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continue to increase through the Fourth Quarter 2009. The First Quarter 2010 saw a moderate decline in overall capitalizations rates. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change

1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is an average quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 93% occupied as of April 26, 2010 according to the submitted rent roll. Although the subject property maintains a good location, consideration is given to the age of the project in comparison to the age of competitive properties.

An OAR ranging from approximately 8.0% to 8.5% was suggested from a review of actual sales data. Investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.9%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 8.25% is concluded.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 57

VALUE BY DIRECT CAPITALIZATION

Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $965,771 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$965,771	÷	8.25%	=	$11,706,315
		Rounded		$11,700,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of March 22. 2010, is rounded to:

ELEVEN MILLION SEVEN HUNDRED THOUSAND DOLLARS ($11,700,000)
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 58
SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:
1.	Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2.	Select a relevant unit of comparison and develop a comparative analysis.

3.	Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4.	Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $27,143 to $50,615 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 59
PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	5

Name	Cedar Creek	Riverfront	Chatham Harbor	Golden Oaks	Stonebrook
Location	2450 Hartwell Ave. Sanford, FL 32773	9201 Nelson Park Cr. Orlando, FL 32817	545 Nantucket Court Altamonte Springs, FL 32714	7701 Acorn Woods Circle Winter Park, FL 32792	1000 Stonebrook Drive Sanford, FL 32773
Grantor	Sanford Arms Assoc. LP	Florida Housing Finance Corp.	Chatham Harbor LLC	Golden Oaks LTD	Stonebrook Orlando Apts LLC
Grantee	PRA/OHI Cendar Creek LLC	RJ Orlando Riverfront LP	SB Boca Vista LLC	ONIC-Golden Oaks LLC	Ventron Realty Corp.
Sales Price	$3,800,000	$10,279,000	$15,850,000	$4,000,000	$18,019,100
Sale Date	4/20/2010	12/29/2009	12/18/2009	5/19/2009	4/29/2009
Year Built	1991	1997	1985	1993	1991
No. of Units	140	356	324	96	356
Net Rentable Area (SF)	115,592	335,892	354,708	90,672	353,028
Avg. Unit Size (SF)	826	944	1,095	945	992
Occupancy	92%	92%	95%	92%	94%
Price/SF	$32.87	$30.60	$44.68	$44.12	$51.04
Price/Unit	$27,143	$28,874	$48,920	$41,667	$50,615
Net Income	$320,909	$657,856	$1,291,190	$322,866	$1,476,011
NOI/SF	$2.78	$1.96	$3.64	$3.56	$4.18
NOI/Unit	$2,292	$1,848	$3,985	$3,363	$4,146
Cap Rate (OAR)	8.4%	6.4%	8.1%	8.1%	8.2%
EGIM	3.7	N/A	5.2	4.7	5.4
Expense Ratio (OER)	69%	N/A	58%	62%	56%
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Regency Oaks Apartments	May 17, 2010
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between April 2009 and April 2010.

Market conditions began to deteriorate in approximately mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. Market fundamentals remain soft at this time however beginning at approximately the 3rd quarter 2009 the general trend of deterioration appears to have moderated. Given the recent nature of the sale transactions no material adjustments are warranted, however Sales #4 and #5 were adjusted downward 5% to account for continued softening of market fundamentals subsequent to the date these sales occurred. No adjustment for time is warranted to the most recent transactions that occurred during the December 2009 and April 2010.

Location	The location of the subject property is rated as being generally similar to the alternative locations of Sale #3, #4 and #5. As such, no adjustment for location is warranted for these sales. Sale #1 and #2 are situated in locations rated as being inferior to the subject’s and were adjusted upward for this factor.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject however they are newer construction. A downward adjust is made to each of the sale properties to account for their superior age in comparison to the subject property.
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Regency Oaks Apartments	May 17, 2010
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Average Unit Size	The subject has an average unit size of 989 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers an amenity package that is typical for a suburban garden style apartment projects which are generally similar to each of the comparable properties. Sale #1, which lacked many on the amenities typical found in larger complexes, was adjusted upward for this factor. No further adjustment were warranted to the remaining sales.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. With the exception of Sale #2, all of the sales were operating at stabilized occupancy and market rates. Sale #2 represents an affordable property that operates at a lower rent level. An upward adjustment for this factor was processed for this sale.

The preceding adjustments are summarized in the chart on the following chart.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5

Name	Cedar Creek	Riverfront	Chatham Harbor	Golden Oaks	Stonebrook
Address	2450 Hartwell Ave.	9201 Nelson Park Cr.	545 Nantucket Court	7701 Acorn Woods Cr.	1000 Stonebrook Dr.
	Sanford	Orlando	Altamonte Springs	Winter Park	Sanford
Sale Date	4/20/2010	12/29/2009	12/18/2009	5/19/2009	4/29/2009

Price per Unit	$27,143	$28,874	$48,920	$41,667	$50,615

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$27,143	$28,874	$48,920	$41,667	$50,615
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$27,143	$28,874	$48,920	$41,667	$50,615
Time	0.0%	0.0%	0.0%	-5.0%	-5.0%

Time Adjusted Price per Unit	$27,143	$28,874	$48,920	$39,584	$48,084

Location	15%	15%	0%	0%	0%
Age/Condition/Quality	-15%	-15%	-10%	-15%	-20%
Average Unit Size	10%	0%	-5%	0%	0%
Amenities	10%	0%	0%	0%	0%
Economics	0%	15%	0%	0%	0%

Total Adjustments (%)	20%	15%	-15%	-15%	-20%

Adjusted Price per Unit	$32,572	$33,205	$41,582	$33,646	$38,467

VALUE CONCLUSION	After analysis and adjustments, a value range of $32,572 to $41,582 per unit is indicated. The mean and median adjusted sales prices equate to $35,894 and $33,646 per unit. No sale required a significant degree of overall adjustment and equal emphasis is accorded to each in the final determination of value via sales comparison. A value of $35,000 per unit is concluded. The final value of the property via the Sales Comparison Approach is as follows.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 63

Number of Units		Price per Unit		Indicated Value
343	x	$35,000	=	$12,005,000
		Rounded		$12,000,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated EGIM of approximately 4.4. This indicated EGIM is well within the range exhibited by the sales transactions (3.7 to 5.4 with a mean of 4.8 and median 5.0) and is considered reasonable. This indicator suggests that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of April 26, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:

TWELVE MILLION DOLLARS ($12,000,000)
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Page 64

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is December 31, 2009. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$11,700,000
Sales Comparison Approach	$12,000,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels as a result of current market conditions, our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach is supportive of that concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 26, 2010 is:

ELEVEN MILLION SEVEN HUNDRED THOUSAND DOLLARS
($11,700,000)
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Regency Oaks Apartments	May 17, 2010
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ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS
Front View of Subject
Leasing Office
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SUBJECT PROPERTY PHOTOGRAPHS
Side View of Typical Building
Exterior View of Typical Walkways and Buildings
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SUBJECT PROPERTY PHOTOGRAPHS
Front View of Subject Property
Swimming Pool (#1)
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SUBJECT PROPERTY PHOTOGRAPHS
Recreation Facility and Pool
Swimming Pool (#2)
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SUBJECT PROPERTY PHOTOGRAPHS
Interior View of Typical Unit
Interior View of Typical Kitchen
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SUBJECT PROPERTY PHOTOGRAPHS
Interior View of Model Unit
Interior View of Model Unit
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IMPROVED SALES PHOTOGRAPHS
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IMPROVED SALES PHOTOGRAPHS
SALE NO. 1 — CEDAR CREEK
SALE NO. 2 — RIVERFRONT APARTMENTS
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Regency Oaks Apartments	May 17, 2010
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IMPROVED SALES PHOTOGRAPHS
SALE NO. 3 — CHATHAM HARBOR
SALE NO. 4 — GOLDEN OAKS
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IMPROVED SALES PHOTOGRAPHS
SALE NO. 5 — STONEBROOK
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APPRAISER QUALIFICATIONS
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Regency Oaks Apartments	May 17, 2010
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STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Addenda
HOWARD KLAHR
ASSOCIATE APPRAISER
HOWARD KLAHR is an Associate Appraiser with Cogent Realty Advisors, LLC. Mr. Klahr has been involved in real estate valuation and consulting since 1986 having performed a variety of assignments in over 40 states and 80 metropolitan areas throughout the United States as well as participating on several international assignments. Background includes valuation/analysis, acquisition/disposition, loan origination/underwriting and real estate brokerage/leasing.
Appraisal assignments in which Mr. Klahr has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, manufacturing, recreational, senior housing, health care facilities, etc. Additional types of analyses performed include market studies, feasibility analysis, lease/purchase evaluations and investment consultations. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation manager/reviewer.
Mr. Klahr received his Bachelor of Science from Florida State University, Tallahassee, Florida, with a major concentration in Economics and minors in Business and Computer Science. He has completed additional courses in real estate and urban and regional planning and has attended numerous courses and various real estate related seminars sponsored by the Appraisal Institute, Commercial Investment Real Estate Institute, Mortgage Bankers Association, the former Society of Real Estate Appraisers, Employee Relocation Council and Fannie Mae. In addition to the above courses, Mr. Klahr has completed pre-licensing, continuing education courses and seminars for the real estate broker’s license (Florida and Texas), State Certified General Real Estate Appraiser License (Florida and Texas) and Mortgage Broker License (Florida).
Mr. Klahr is an Associate Member of the Appraisal Institute and a Candidate Member of the Commercial Investment Real Estate Institute. He is a Real Estate Broker and a State Certified General Real Estate Appraiser in Florida.
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Regency Oaks Apartments	May 17, 2010
Casselberry, Florida	Addenda
QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is an Associate Appraiser with Cogent Realty Advisors LLC. Mr. Aills has extensive experience in the appraisal of a wide variety of property types, including retail, industrial, office, condominium units, multi-family projects and residential subdivisions. Analyses of special purpose properties have included churches, financial branch facilities, retirement homes, assisted living and residential care facilities, truck terminals, hotel developments, self-storage facilities and apartments. Appraisal reports have been utilized for mortgage underwriting, litigation, feasibility analyses, and corporate management decisions.
Appraisal assignments have included properties located throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Aills has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Aills has previous real estate background with KTR Valuation and Consulting, Realty Services International, Inc., MortgageRamp, Inc., and the Nation Appraisal Group. Mr. Aills holds a Bachelor of Business Administration in General Business from the University of Mississippi, Oxford, Mississippi. Mr. Aills has completed all Level I course work offered by the Appraisal Institute including Real Estate Principles, Basic Valuation Procedures, Capitalization Theory and Techniques, (Part A and B), Case Studies in Real Estate Valuation, Report Writing and Valuation Analysis, Standards of Professional Practice; and Rates, Litigation Valuation Overview. Other course work includes Standards of Professional Practice, Fair Lending and the Appraiser, Real Estate Law/Contracts, Real Estate Finance and Real Estate Investments.
Mr. Aills is certified as a General Real Estate Appraiser in the states of Texas (TX-1326637-G). Professional designations and memberships include Candidate for Member of Appraisal Institute (MAI), North Texas Chapter of the Appraisal Institute and Certified General Real Estate Appraiser in Texas.
COGENT Realty Advisors, LLC